Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Three Months Ended Dec 31, 2012
	Year Ended September 30,
	2008	2009	2010	2011	2012
Earnings:
Earnings from continuing operations before income taxes	$3,645	2,450	2,879	3,631	3,115	673
Fixed charges	351	362	398	370	373	91
Earnings, as defined	$3,996	2,812	3,277	4,001	3,488	764

Fixed Charges:
Interest Expense	$244	244	280	246	241	58
One-third of all rents	107	118	118	124	132	33
Total fixed charges	$351	362	398	370	373	91

Ratio of Earnings to Fixed Charges	11.4X	7.8X	8.2X	10.8X	9.4X	8.4X